222 North LaSalle Street Chicago, Illinois 60601 T: +1 312 609 7500 F: +1 312 609 5005 CHICAGO • NEW YORK • WASHINGTON, DC LONDON • SAN FRANCISCO • LOS ANGELES
Joseph M. Mannon Shareholder +1 312 609 7883 jmannon@vedderprice.com

June 22, 2016

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Preliminary Proxy Materials for Burnham Investors Trust (the “Registrant”) File No.: 811-00994

To the Commission:

On behalf of the Registrant, electronically transmitted herewith is a preliminary proxy statement and forms of proxy for the Special Meeting of Shareholders to be held September 15, 2016. It is intended that definitive proxy materials will be sent on or about July 5, 2016. Please call the undersigned at (312) 609-7883 with any questions or comments regarding this filing.

Very truly yours, /s/ Joseph M. Mannon Joseph M. Mannon Shareholder

JMM